April 28, 2008

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 037/2008, SH 039/2008 and SH 041/2008**

Subject:
1. Notification of the adjustment to exercise price and exercise ratio of ESOP Warrants Grant II, III, IV & V (Date April 24, 2008)
2. Disposal of ordinary shares of Payment Solution Company Limited (Date April 24, 2008)
3. Additional information on disposal of ordinary shares of Payment Solution Company Limited (Date April 28, 2008)

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Compliance Department by fax at (662) 299-5252 attention Mrs. Parsopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mr. Anek Pana-apichon
Vice President – Finance and Accounting
Shin Corporation Plc

Enclosure

SHIN CORPORATION PUBLIC COMPANY LIMITED
Company Registration No. 0107535000257
414 Shinawatra Tower 1, Pahon Yothin Rd., Phaya Thai, Bangkok 10400 THAILAND.
Tel : (662) 299-5000 Fax : (662) 299-5196 Website http://www.shincorp.com

Summary Translation Letter
To the Stock Exchange of Thailand
April 24, 2008

SH 037/2008

April 24, 2008

Subject: Notification of the adjustment to exercise price and exercise ratio of ESOP Warrants Grant II, III, IV & V

To: The President
The Stock Exchange of Thailand

We would like to inform you that the 2008 Annual General Meeting of Shareholders of Shin Corporation Plc (the "Company"), held on 22 April 2008, has passed a resolution to approve the annual dividend payment for 1 January - 31 December 2007 at 0.30 baht per share and the interim dividend payment for 1 January - 10 April 2008 at 1.25 baht per share, or a total of 1.55 baht per share in the amount of approximately 4,961.65 million baht.

Following this resolution, the Company announced that it would pay the interim dividend for 2008 in excess of 50% of net profit after income tax. This has affected the exercise price and exercise ratio of warrants to purchase the Company's ordinary shares, which were offered to the Company's directors and employees (ESOP Grants I, II, III, IV & V) as stated in Clause 2.6 (v) of its ESOP prospectus. In order to protect the rights of the warrant holders, the following adjustments have been made to the ESOP grants:

ESOP Grant II	Before adjustment	After adjustment
Exercise price (baht / share)	12.269	11.999
Exercise ratio (warrant : common share)	1 : 1.11410	1 : 1.13918
Number of shares to be allotted	933,412	933,412
ESOP Grant III	Before adjustment	After adjustment
Exercise price (baht / share)	32.681	31.961
Exercise ratio (warrant : common share)	1 : 1.11410	1 : 1.13918
Number of shares to be allotted	11,613,177	11,613,177
ESOP Grant IV	Before adjustment	After adjustment
Exercise price (baht / share)	37.981	37.145
Exercise ratio (warrant : common share)	1 : 1.09950	1 : 1.12425
Number of shares to be allotted	19,445,000	19,445,000
ESOP Grant V	Before adjustment	After adjustment
Exercise price (baht / share)	35.353	34.575
Exercise ratio (warrant : common share)	1 : 1.06582	1 : 1.08982
Number of shares to be allotted	15,756,100	15,756,100
Number of additional shares to be allotted after adjustment of exercise price and exercise ratio of ESOP	**Total - shares****	

* Calculated from the remaining unexercised warrants

** The Company is not allowed to allot additional shares for a new ESOP exercise ratio if it has not reserved sufficient shares for this.

The new exercise price and exercise ratio shall be effective from 24 April 2008 or the first day of XD sign posting.

Summary Translation Letter
To the Stock Exchange of Thailand
April 24, 2008

SH 039/2008

April 24, 2008

Re: Disposal of ordinary shares of Payment Solution Company Limited

To: The President
The Stock Exchange of Thailand

We would like to inform you that we have completed the divestment of all share of Payment Solution Company Limited (PS) representing 99.99% of PS' registered and paid-up capital to August Holding Company Limited. The details are as follows:

Date of transaction	SHIN received proceeds from sale and transferred PS share on April 24, 2008
Parties involved	Purchaser : August Holding Company Limited Seller : SHIN Corporation Public Company Limited
General details of the Transaction	SHIN sold all shares of PS representing 99.99% of PS' registered and paid-up capital to August Holding Company Limited. This transaction is not considered to be a connected transaction or the acquisition and disposition of assets of listed company under the Stock Exchange of Thailand's rule
Details of the Transaction	
Company's Name	Payment Solution Company Limited
Nature of business	Providing electronic cash cards
Registered and Paid-up Capital	62,700,000 shares at par value of Baht 10 per share, totaling Baht 627,000,000
Number of shares sold	62,699,993 shares representing 99.99% of PS' registered and paid-up capital
Portion of SHIN's shareholding in PS before the Transaction	SHIN holds PS at 99.99%
Portion of SHIN's shareholding in PS after the Transaction	None
Name of Directors before the transaction	1. Mr. Arak Chonlatanon 2. Mrs. Suwimol Kaewkoon 3. Mr. Anek Pana-apichon
Shareholding Structure before the Transaction	SHIN holds PS at 99.99%
Shareholding Structure after the Transaction	August Holding Company Limited holds PS at 99.99%
The Value of Asset Disposed	Book value after adjusted impairment of asset at April 24, 2008 at approximately Baht 60 million
Total Value of the Transaction and Valuation basis of the transaction	SHIN received cash from the transaction of Baht 400,000. SHIN invited potential investors to offer the proposals to acquire PS from SHIN. August Holding Company Limited offered the terms and conditions with the highest benefit to SHIN compared with other proposals.

Reason and Benefit to the Company	PS has generated loss contribution from the start. At present, it has retained loss of around Baht 570 million and certain amount of liabilities. It is expected that PS may require more capital injection in the near future. PS is a non-core business of SHIN. Disposition of PS will limit the loss from investment in PS and future capital requirement.

Summary Translation Letter
To the Stock Exchange of Thailand
April 28, 2008

SH 041/2008

April 28, 2008

Re Additional information on disposal of ordinary shares of Payment Solution Company Limited

To The President
The Stock Exchange of Thailand

Ref Letter SH 039/2551 dated April 24, 2008 re : disposal of ordinary shares of Payment Solution Company Limited

We, Shin Corporation Public Company Limited (the Company) would like to inform additional information on disposal of ordinary shares of Payment Solution Company Limited (PS) as follow;

1. The Company purchased PS's ordinary shares from Capital OK Co., Ltd. in November 2007 in amount of 10 million baht. Book value of PS as at September 30, 2007 was 105 million baht.

2. Book value of PS at the transaction date

	Million Baht
Book value of PS as at September 30, 2007	105
Loss form operation for quarter 4/2007	(19)
Book value of PS as at December 31, 2007	86
Capital injection for working capital, repayment of loan and settlement of some liabilities	77
Estimated net loss from operation	(16)
Impairment loss of asset	(87)
Estimated book value of PS at transaction date	60

3. The Company expects to have loss from investment in PS in the first quarter of 2008 in the Company financial statement (cost method) and consolidated financial statement at approximately 87 and 60 million Baht respectively.

END